UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

May 20, 2019

(Date of Report (Date of earliest event reported))

Multi-Housing Income REIT, Inc.

(Exact name of registrant as specified in its charter)

Maryland	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway Suite 320 Austin, Texas	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On January 9, 2018 the Company entered into an agreement (the “Mainstream Agreement”) with Mainstream Fund Services, Inc. (“Mainstream”). A copy of the Mainstream Agreement is attached as Exhibit 1A-6A.

Pursuant to the Mainstream Agreement, Mainstream will provide a range of services, including the following:

Set-Up And Implementation Services

•	Review the Company’s legal documentation

•	Review fee and expense calculations (for example, management fees, incentive fees, and other expenses)

Accounting And Administration Services

•	Maintain the Company’s general ledger

•	Record investor subscriptions and redemptions on a quarterly basis

•	Prepare all investor allocations

•	On a quarterly basis:

o	Calculate the Company’s net asset value and price per share NAV

o	Reconcile equity inflows/outflows to/from each investment

o	Record income and expense accruals

o	Calculate management fees

o	Prepare journal entries to record all cash transactions

o	Record other GAAP adjustments

o	Prepare standard investor statements (cash flows, balance, price per share)

•	On an annual basis prepare GAAP financial statements (balance sheet, income statement, statement of partners’ capital, and statement of cash flows) and related footnote disclosures

•	Coordinate and support money movements for wire processes for expenses, investments, and investor redemptions

•	Work with external audit/tax team in providing the annual financial statements

•	Assist in providing data for regulatory filings

Investor Services

•	Maintain investor names

•	Ongoing compliance (investor names through watch list and new media daily)

In consideration of the services to be performed by Mainstream, the Company paid Mainstream a one-time fee of $2,500 and will pay, each quarter, the greater of (i) a minimum quarterly fee of $5,000 for the first six quarters and $7,500 thereafter, or (ii) a fee based on the net asset value of the Company, ranging from one-quarter of 11 basis points if the net asset value is less than $25 million and one-quarter of seven basis points if the net asset value is greater than $75 million.

EXHIBITS

Exhibit 1A-6A	Agreement between the Company and Mainstream Fund Services, Inc. dated January 9, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 20, 2019.

MULTI-HOUSING INCOME REIT, INC.

By:	Casoro Capital Partners, LLC
As Manager

By	/s/ Yuen Yung
Yuen Yung, CEO

DATED: May 20, 2019

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